UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NIDEC CORPORATION

(Name of Issuer)

SHARES OF COMMON STOCK

(Title of Class of Securities)

654090-10-9

(CUSIP Number)

May, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)

☐     Rule 13d-1(c)

☒     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 654090-10-9

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shigenobu Nagamori
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 11,952,564 Shares (47,810,256 ADS equivalents)
	6.	SHARED VOTING POWER 11,470,920 Shares (45,883,680 ADS equivalents)
	7.	SOLE DISPOSITIVE POWER 11,952,564 Shares (47,810,256 ADS equivalents)
	8.	SHARED DISPOSITIVE POWER 11,470,920 Shares (45,883,680 ADS equivalents)
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,423,484 Shares (93,693,936 ADS equivalents)
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.2%
12.		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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CUSIP NO. 654090-10-9

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sumiko Nagamori
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 1,048 Shares (4,192 ADS equivalents)
	6.	SHARED VOTING POWER 8,867,120 Shares (35,468,480 ADS equivalents)
	7.	SOLE DISPOSITIVE POWER 1,048 Shares (4,192 ADS equivalents)
	8.	SHARED DISPOSITIVE POWER 8,867,120 Shares (35,468,480 ADS equivalents)
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,868,168 Shares (35,472,672 ADS equivalents)
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%
12.		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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CUSIP NO. 654090-10-9

Item 1.

(a)	Name of Issuer Nidec Corporation
(b)	Address of Issuer’s Principal Executive Offices 338 Kuzetonoshiro-cho Minami-ku Kyoto 601-8205 Japan

Item 2.

(a)	Name of Persons Filing Shigenobu Nagamori and Sumiko Nagamori
(b)

Address of Principal Business Office or, if none, Residence

Shigenobu Nagamori

Sumiko Nagamori

338 Kuzetonoshiro-cho

Maeda S N Bldg., 8th Floor

Minami-ku

518 Akinono-cho

Kyoto 601-8205

Nakagyoku, Kyoto

Japan

Japan

(c)	Citizenship Japan
(d)	Title of Class of Securities Shares of Common Stock
(e)	CUSIP Number 654090-10-9

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	□	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	□	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	□	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	□	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	□	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	□	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	□	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	□	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	□	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	□	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Page 4 of 6 pages

CUSIP NO. 654090-10-9

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:  See Row 9 of the second part of the cover page provided for each reporting person.

The filing of this statement shall not be construed as an admission that Shigenobu Nagamori or Sumiko Nagamori are, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owners of the equity securities covered by this statement or that either is required to file this statement.

(b)	Percent of class: See Row 11 of the second part of the cover page provided for each reporting person.
(c)	See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

Instruction.  For computations regarding securities which represent a right to acquire an underlying   security see §240.13d-3(d)(1).

Item 5.

Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Ms. Sumiko Nagamori controls Green Kohsan Yugen Kaisha, a Japanese limited liability company, which, in turn, controls S∙N Kohsan, Yugen Kaisha, a Japanese limited liability company, which is the record holder of 8,867,120 shares of Nidec Corporation’s common stock.

Item 8.

Identification and Classification of Members of the Group.

Not applicable.

Item 9.

Notice of Dissolution of Group.

Not applicable.

Item 10.

Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Shigenobu Nagamori Shigenobu Nagamori	February 13, 2008 Date
/s/ Sumiko Nagamori Sumiko Nagamori	February 13, 2008 Date

Page 5 of 6 pages

CUSIP NO. 654090-10-9

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties for whom copies are to be sent.

Attention:

Intentional misstatements or omissions of fact constitute Federal criminal violations.  (See 18 U.S.C. 1001)

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